Bigfoot Project Investments, Inc.

570 El Camino Real NR-150

Redwood City, CA 94063

______________________________________________________________________________________________________

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Request for acceleration of the effective date of the Registration Statement on Form S-1 of Bigfoot Project Investments, Inc.

Originally Filed August 9, 2016, Amendment No. 1, Filed September 9, 2016.

File No. 333-213011

          September 9, 2016

Dear Sir:

This letter shall serve as the request of Bigfoot Project Investments, Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Tuesday, September 13, 2016, 1:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Thank you very much for your kind cooperation and assistance in this matter.

Bigfoot Project Investments, Inc.

/s/ Carmine T. Biscardi, Jr.

Name: Carmine T. Biscardi, Jr.

Title: CEO, President, Director